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                                                              EXHIBIT 99(a)
                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED FINANCIAL STATEMENTS AND
                        MANAGEMENT'S DISCUSSION AND ANALYSIS

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                          Consolidated Statements of Income
                       (in millions except per share amounts)

                                                           Six Months Ended
                                        Second Quarter         June 30,
                                       -----------------  ------------------
                                        1995      1994      1995      1994
                                       -----------------  ------------------

Revenues
  Systems and other contracts
    GM and affiliates                   $982.5    $856.2  $1,880.5  $1,697.9
    Outside customers                  1,967.6   1,453.3   3,845.9   2,828.8
  Interest and other income               12.0      24.5      20.7      46.6
                                       -------   -------   -------   -------
      Total revenues                   2,962.1   2,334.0   5,747.1   4,573.3
                                       -------   -------   -------   -------

Costs and expenses
  Cost of revenues                     2,295.2   1,725.4   4,471.3   3,436.0
  Selling, general, and administrative   284.4     289.5     565.4     540.3
  Interest                                28.0      10.9      48.4      20.5
                                       -------   -------   -------   -------
      Total costs and expenses         2,607.6   2,025.8   5,085.1   3,996.8
                                       -------   -------   -------   -------

Income before income taxes               354.5     308.2     662.0     576.5
Provision for income taxes               127.6     110.9     238.3     207.5
                                       -------   -------   -------   -------
Separate Consolidated Net Income        $226.9    $197.3    $423.7    $369.0
                                       =======   =======   =======   =======

Available Separate Consolidated Net
  Income (Note 1)
Average number of shares of GM
  Class E common stock outstanding
  (Numerator)                            438.7     260.1     369.7     259.0
Class E dividend base
  (Denominator)                          483.7     481.7     483.0     481.5

Available Separate Consolidated
  Net Income                            $205.8    $106.5    $328.2    $198.6
                                         =====     =====     =====     =====


Earnings Attributable to GM Class E
  Common Stock on a Per Share Basis
  (Note 1)                               $0.47     $0.41     $0.89     $0.77
                                          ====      ====      ====      ====



See accompanying note to consolidated financial statements.








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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                             Consolidated Balance Sheets
                                    (in millions)
                                                     June 30,    December 31,
                                                       1995          1994
                                                     ------------------------
                                       ASSETS
Current assets
  Cash and cash equivalents                            $600.2        $608.2
  Marketable securities                                 109.3         149.6
  Accounts receivable                                 2,273.0       2,082.1
  Accounts receivable from GM and affiliates            200.6          65.4
  Inventories                                           169.7         137.8
  Prepaids and other                                    355.2         311.0
                                                      -------       -------
      Total current assets                            3,708.0       3,354.1
                                                      -------       -------
Property and equipment, at cost less accumulated
  depreciation of $2,987.1 at June 30, 1995
  and $2,680.9 at December 31, 1994
    Land                                                128.1         125.3
    Buildings and facilities                            539.2         559.2
    Computer equipment                                2,133.1       1,871.0
    Other equipment and furniture                       242.9         201.1
                                                      -------       -------
      Total property and equipment, net               3,043.3       2,756.6
                                                      -------       -------
Operating and other assets
  Land held for development, at cost                     98.3          97.4
  Investment in leases and other                      1,483.7       1,308.8
  Software, goodwill, and other intangibles, net      1,327.7       1,269.6
                                                      -------       -------
      Total operating and other assets                2,909.7       2,675.8
                                                      -------       -------
Total Assets                                         $9,661.0      $8,786.5
                                                      =======       =======




                        LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities
  Accounts payable                                     $553.5        $571.1
  Accrued liabilities                                 1,338.0       1,451.0
  Deferred revenue                                      617.4         536.7
  Income taxes                                          119.7         111.0
  Notes payable                                         283.1         203.4
                                                      -------       -------
      Total current liabilities                       2,911.7       2,873.2
                                                      -------       -------
Deferred income taxes                                   630.9         659.8
                                                      -------       -------
Notes payable                                         1,528.3       1,021.0
                                                      -------       -------
Stockholder's equity
  Common stock, without par value; authorized
    1,000.0 shares.  Issued and outstanding 483.7
    shares at June 30, 1995 and 481.7 shares
    at December 31, 1994                                511.2         455.1
  Retained earnings                                   4,078.9       3,777.4
                                                      -------       -------
      Total stockholder's equity                      4,590.1       4,232.5
                                                      -------       -------
Total Liabilities and Stockholder's Equity           $9,661.0      $8,786.5
                                                      =======       =======


See accompanying note to consolidated financial statements.





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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                        Consolidated Statements of Cash Flows
                                    (in millions)

                                                              Six Months Ended
                                            Second Quarter        June 30,
                                            ---------------   ----------------
                                             1995     1994     1995     1994
                                            ---------------   ---------------

Cash Flows from Operating Activities
    Net income                              $226.9   $197.3   $423.7   $369.0
                                             -----    -----    -----    -----
  Adjustments to reconcile net income
    to net cash provided by operating
    activities (net of effects of
    acquired companies)
      Depreciation and amortization          297.2    176.3    528.2    333.2
      Accretion of discount related to
        commercial paper                      16.0      6.1     30.6      9.9
      Increase in accounts receivable       (119.6)   (84.9)  (164.7)   (63.0)
      (Increase) decrease in accounts
        receivable from GM and affiliates     (8.1)    65.2   (131.2)    90.7
      Increase in inventories                (28.9)   (21.8)   (28.7)   (40.3)
      (Increase) decrease in prepaids
        and other                             24.1    (25.5)   (41.2)   (58.7)
      Increase (decrease) in accounts
        payable and accrued liabilities      (45.3)    11.4   (275.9)    17.0
      Increase (decrease) in
        deferred revenue                      (2.8)    13.9     65.2      2.4
      Increase (decrease) in income taxes     18.1   (125.7)     8.6   (115.2)
      Increase (decrease) in deferred
        income taxes                         (82.5)    44.0    (26.4)    79.6
                                             -----    -----    -----    -----
        Total adjustments                     68.2     59.0    (35.5)   255.6
                                             -----    -----    -----    -----
  Net cash provided by operating activities  295.1    256.3    388.2    624.6
                                             -----    -----    -----    -----


Cash Flows from Investing Activities
  Payments for purchase of available-
    for-sale securities                      (37.0)   (83.4)   (47.8)  (122.0)
  Proceeds from sale of available-for-sale
    securities                                47.2     44.1    111.2    114.4
  Payments related to land held for
    development                                 -         -     (0.9)    (1.4)
  Payments for investment in leases
    and certain other assets                (117.0)   (52.9)  (261.1)  (310.1)
  Proceeds from investment in leases
    and certain other assets                 123.4     49.5    151.0    146.3
  Payments for purchase of software
    and certain other intangibles            (69.2)   (35.1)   (74.2)   (39.9)
  Payments for purchase of property and
    equipment                               (351.3)  (271.0)  (615.1)  (427.3)
  Payments related to acquisitions,
    net of cash acquired                     (86.2)   (47.9)  (127.1)   (48.6)
                                             -----    -----    -----    -----
  Net cash used in investing activities    ($490.1) ($396.7) ($864.0) ($688.6)
                                             -----    -----    -----    -----


See accompanying note to consolidated financial statements.






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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES
                                    (in millions)

                                                              Six Months Ended
                                            Second Quarter        June 30,
                                            ---------------   ----------------
                                             1995     1994     1995     1994
                                            ---------------   ---------------
Cash Flows from Financing Activities
  Net increase (decrease) in current
    notes payable with maturities less
    than 90 days                             ($7.3)  ($57.4)   $41.5  ($101.0)
  Payments on notes payable                 (368.8)   (22.0)  (431.4)   (54.1)
  Proceeds from notes payable                707.5    274.5    923.8    480.2
  Proceeds from issuance of common stock       4.8      7.9     56.1     33.0
  Cash dividends paid to GM                  (62.9)   (57.8)  (125.5)  (115.5)
                                             -----    -----    -----    -----
  Net cash provided by
    financing activities                     273.3    145.2    464.5    242.6
                                             -----    -----    -----    -----

Effect of Exchange Rate Changes on Cash and
  Cash Equivalents                             0.2      9.9      3.3     12.4
                                             -----    -----    -----    -----

Net Increase (Decrease) in Cash and Cash
  Equivalents                                 78.5     14.7     (8.0)   191.0

Cash and Cash Equivalents at Beginning
  of Period                                  521.7    559.7    608.2    383.4
                                             -----    -----    -----    -----

Cash and Cash Equivalents at End of Period  $600.2   $574.4   $600.2   $574.4
                                             =====    =====    =====    =====

See accompanying note to consolidated financial statements.

                      Note to Consolidated Financial Statements

  In the opinion of management, the interim consolidated financial statements reflect all adjustments, consisting of only normal recurring items (with the exception of the accounting change in 1994 to adopt Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities), which are necessary for a fair presentation of the results for the interim periods presented. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. These consolidated financial statements should be read in conjunction with the consolidated financial statements, the summary of significant accounting policies, and the other notes to the consolidated financial statements included in General Motors' 1994 Annual Report to the SEC on Form 10-K.

Note 1.
  The consolidated financial statements of EDS do not reflect the purchase accounting adjustments arising as a result of the acquisition of EDS by GM.

  Earnings Attributable to GM Class E Common Stock on a Per Share Basis have been determined based on the relative amounts available for the payment of dividends to holders of GM Class E common stock. Holders of GM Class E common stock have no direct rights in the equity or assets of EDS, but rather have rights in the equity and assets of GM (which includes 100% of the stock of EDS). Dividends on the GM Class E common stock are declared out of the Available Separate Consolidated Net Income of EDS earned since the acquisition of EDS by GM. The Available Separate Consolidated Net Income of EDS is determined quarterly and is equal to the separate consolidated net


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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

income of EDS, excluding the effects of purchase accounting adjustments arising from the acquisition of EDS, multiplied by a fraction, the numerator of which is a number equal to the weighted average number of shares of GM Class E common stock outstanding during the period and the denominator of which was 483.7 million during the second quarter of 1995. The comparable denominator for the second quarter of 1994 was 481.7 million.

  On March 13, 1995, GM contributed 173,163,187 shares of GM Class E common stock to its hourly pension plan. This contribution increased the weighted average shares outstanding during the second quarter and six months ended June 30, 1995.

  The denominator used in determining the Available Separate Consolidated Net Income of EDS is adjusted as deemed appropriate by the GM Board of Directors to reflect subdivisions or combinations of the GM Class E common stock and to reflect certain transfers of capital to or from EDS. The Board's discretion to make such adjustments is limited by criteria set forth in GM's Certificate of Incorporation. In 1994 and 1988, EDS initiated programs to repurchase
9.5 million and 11.0 million shares, respectively, of GM Class E common stock in order to meet certain future requirements of EDS' employee benefit plans. The GM Board has generally caused the denominator used in calculating the Available Separate Consolidated Net Income of EDS to decrease as shares are purchased and to increase as shares are used for the employee benefit plans.


                                     * * * * *

                        Management's Discussion and Analysis

Result of Operations
---------------------

  EDS signed $2.8 billion in new business during the quarter ended June 30, 1995, bringing the total of new business signed for the year to $5.5 billion. This compares to $6.0 billion signed during the first half of 1994.

  Total revenues for the quarter and six months ended June 30, 1995 rose $628.1 million and $1,173.8 million, respectively, over the comparable quarter and six-month period in the prior year to $2,962.1 million and $5,747.1 million, respectively. Revenues related to GM and affiliates amounted to $982.5 million and $856.2 million for the second quarter ended June 30, 1995 and 1994, respectively, and $1,880.5 million and $1,697.9 million for the six months ended June 30, 1995 and 1994, respectively.

  The growth of non-GM revenue during the second quarter and six-month period ending June 30, 1995, when compared to the corresponding periods in 1994, was 34.0% and 34.5%, respectively. This growth results from several new contracts and improved performance of existing contracts.

  GM revenue increased 14.8% and 10.8% during the second quarter and six-month period ending June 30, 1995, respectively, when compared with the same periods in 1994. While it is anticipated that GM will continue to contribute a significant portion of systems and other contracts revenues, the company believes that the percentage of revenue from GM and affiliates will continue to decline as non-GM revenues continue to increase at a greater rate.

  Total costs and expenses as a percentage of systems and other contracts revenue remained relatively flat at 88.4% and 88.8%, respectively, for the quarter and six months ended June 30, 1995, when compared to the corresponding periods in 1994.



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                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

  For the quarter and six-month periods ended June 30, 1995, EDS' separate consolidated net income increased 15.0% to $226.9 million and 14.8% to $423.7 million, respectively, when compared to net income of $197.3 million and $369.0 million for the same respective periods of last year. Earnings per share of GM Class E common stock rose from $0.41 to $0.47, or 14.6%, for the second quarter of 1995 when compared to the second quarter of 1994. Year-to-date earnings per share increased from $0.77 to $0.89, or 15.6%, over 1994. EDS' effective tax rate remained at 36% for the quarter.

Liquidity and Capital Resources
-------------------------------

  EDS maintained a strong liquidity and capital structure during the second quarter. The current ratio improved to 1.27-to-1 at June 30, 1995 from 1.17-to-1 at December 31, 1994. Return on assets was 10.1% for the first six months of 1995 compared to 11.0% for the same period of 1994. Return on equity was 20.6% for the first six months of 1995 compared to 21.1% for the same period of 1994. The noncurrent debt-to-capital ratio was 25% at June 30, 1995 and 19% at December 31, 1994. At June 30, 1995, EDS' capital consisted of $1,528.3 million in noncurrent notes payable and $4,590.1 million in stockholder's equity.

  Total debt was $1,811.4 million at June 30, 1995 and represented a 48% increase from total debt of $1,224.4 million at December 31, 1994. Debt increased primarily due to the private placement of $650 million of noncurrent notes in the second quarter. In May 1995, EDS issued $350 million of five-year notes and $300 million of ten-year notes in a private placement to investment banks for resale only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the Securities Act). The proceeds of the offering are being used for general corporate purposes, including repayment of outstanding commercial paper borrowings and funding of acquisitions. Such notes have not been and will not be registered under the Securities Act or any other applicable securities laws and may not be offered, sold or otherwise transferred unless registered pursuant to, or exempt from registration under, the Securities Act and other applicable securities laws. The total debt-to-capital ratio (includes current debt as a component of capital) was 28.3% at June 30, 1995 and 22.4% at December 31, 1994.

  On April 4, 1995, Standard & Poor's Corporation ("S&P") raised its commercial paper rating of EDS to A-1 from A-2, second highest within the four investment grade ratings available from S&P for commercial paper, indicating a strong degree of safety regarding timely payments, and removed the rating from CreditWatch, where it was placed on February 6, 1995. A security rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

  EDS' strong cash position reflects additional borrowings during the quarter. Overall cash and cash equivalents decreased $8.0 million to $600.2 million from the end of 1994 to the end of the second quarter. Cash flows from operations decreased from $624.6 million during the first six months of 1994 to $388.2 million during the same period of 1995. Cash flows from operations increased $38.8 million during the second quarter of 1995 when compared to the second quarter of 1994. The changes in cash flows from operations principally reflect the timing of receipts and disbursements. Cash used in investing activities was $490.1 million and $864.0 million for the quarter and first six months of 1995, respectively, compared with $396.7 million and $688.6 million, respectively, for the corresponding periods in 1994. The increased use of cash during the first six months of 1995 is due to expenditures supporting the growth of business. Net cash provided by financing activities was $273.3 million and $464.5 million for the quarter and first six months of 1995,


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

                ELECTRONIC DATA SYSTEMS CORPORATION AND SUBSIDIARIES

respectively, compared to $145.2 million and $242.6 million, respectively, for the same periods last year. The changes in cash flows from financing activities is principally due to the issuance of long-term debt.

  During the quarter, EDS made net additions to property and equipment of $351.3 million and net additions to software, goodwill, and other intangibles of $69.2 million. EDS paid cash dividends to GM totaling $62.9 million in the second quarter and has consistently paid cash dividends since 1974.

  EDS and A. T. Kearney announced they had entered into a letter of intent under which EDS would acquire the Chicago-based firm and merge EDS' management consulting unit with A. T. Kearney. The transaction, if completed, would create a new EDS-owned management consulting subsidiary under the A. T. Kearney name.

  The competitive environment and changing market forces are increasing the capital intensity of EDS' business. Increasing amounts of capital will be required by EDS in order to make investments in acquisitions, joint ventures and strategic alliances in other parts of the information industry and in new product development. In addition, information technology customer contracts frequently now require front-end investments in computers and telecommunications equipment, software, and other property, plant and equipment. For these reasons, EDS' ability to continue to access the capital markets on an efficient basis will become increasingly important to EDS' ability to compete effectively.

  On August 7, 1995, GM announced that it intends to pursue a split-off of its wholly owned subsidiary, EDS, to its GM Class E shareholders in a tax-free exchange of stock.

  To achieve a split-off, GM would exchange EDS capital stock for outstanding GM Class E common stock. GM would not recognize a gain on the transaction. There are currently 438.7 million shares of GM Class E common stock outstanding, and 44.9 million shares currently reserved for issuance upon conversion of Series C Preference Stock. The process of establishing definitive terms for a split-off transaction which will be fair to all holders of GM common stock will, among other things, consider differences between the values of GM Class E and EDS common stocks in order to establish any adjustment deemed appropriate by the GM Board of Directors.

  A split-off would be subject to the appropriate stockholder approvals, and a favorable Internal Revenue Service ruling that the transaction would be tax-free. The specific terms of a transaction, which are yet to be developed, must also be approved by the GM Board of Directors. Subject to these and other approvals and conditions, GM and EDS expect that a split-off could occur in the first half of 1996. However, it should be noted that due to the numerous uncertainties involved in these matters, there can be no assurance that any split-off of EDS will be proposed or completed.

  A split-off would be proposed only in a manner that would not result in the recapitalization of GM Class E common stock into GM $1-2/3 par value common stock at a 120 percent exchange ratio, as currently provided for under certain circumstances in the GM Certificate of Incorporation.

  In the event of a split-off, GM and EDS would enter into a long-term agreement under which EDS would provide substantially the same information technology services for GM that it does today.



                                      * * * * *

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